                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of April, 2003

                                   MARCONI PLC
                             MARCONI CORPORATION PLC
             (Exact name of Registrant as specified in its Charter)

                            4th Floor, Regents Place
                                 338 Euston Road
                                 London NW1 3BT
                                 United Kingdom
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F __X__       Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes _____        No __X__

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                               INCLUDED DOCUMENTS

Included in this report are letters dated March 31, 2003, which were sent by Marconi plc ("PLC") to holders of its shares and American Depository Receipts representing such shares ("ADRS"). The purpose of the letters is to provide plc shareholders and ADR holders with information regarding how the proposed restructuring of plc and Marconi Corporation plc will affect them. Detailed information with respect to the restructuring is included in the scheme document dated March 31, 2003, submitted yesterday under cover of a separate report on Form 6-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MARCONI PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 1 April 2003                          Title: Secretary



                                            MARCONI CORPORATION PLC

                                            By:    /s/ Mary Skelly
                                                   -----------------------------
                                            Name:  Mary Skelly
Date: 1 April 2003                          Title: Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT A PERSON AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 SPECIALISING IN ADVISING ON TRANSACTIONS OF THE KIND DESCRIBED IN THIS DOCUMENT.

If you have sold or otherwise transferred all of your shares in Marconi plc, please send this letter at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for onward transmission to the purchaser or transferee.

                                                  (MARCONI LETTERHEAD WITH LOGO)

                                                                     MARCONI PLC
                                                                New Century Park
                                                                       PO Box 53
                                                                        Coventry
                                                                    Warwickshire
                                                                         CV3 1HJ
                          (Registered in England with registered number 3846429)

                                                                   31 MARCH 2003

Dear Shareholder,

I am writing to update you on the planned financial restructuring of Marconi plc and Marconi Corporation plc, and to inform you of both the new shares and warrants, if any, in Marconi Corporation plc which you will receive and what will happen to your Marconi plc shares, should the proposed restructuring proceed as anticipated.

On 29 August 2002, we announced that we had reached a non-binding agreement with the steering committee for our syndicate banks and the informal ad hoc committee of certain bondholders on the principles for the financial restructuring of the Marconi group. This agreement was a major milestone in the process of restoring Marconi to a stable financial footing and forms the basis for the final terms of the restructuring. On 16 December 2002 we announced modifications to that agreement and on 7 February and 18 March 2003 we announced further updates concerning the restructuring.

If the proposed restructuring proceeds as anticipated, it is expected that Marconi plc shares will be de-listed and that new shares and warrants in Marconi Corporation plc will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities on or about 19 May 2003. Marconi Corporation plc will then become the new holding company of the Marconi group (which will not include Marconi plc and a number of its subsidiaries). Marconi plc will distribute all of its assets (net of certain ongoing costs) over time to its creditors and is expected subsequently to be liquidated or dissolved. Eligible Marconi plc shareholders will receive, at no cost, new shares and warrants to subscribe for further shares in Marconi Corporation plc. We expect that these new shares and warrants will be distributed to eligible Marconi plc shareholders on or about 23 May 2003.

The Board of Marconi plc believes that the proposed terms of the restructuring represent the only realistic prospect for the survival of the Marconi group and, therefore, the best available outcome for our shareholders, our employees, our customers and suppliers and our creditors. It is clear that if Marconi plc entered administration or any other insolvency procedure, given its financial position and the fact that the syndicate banks and bondholders (and other creditors) would have the first claim on the assets of Marconi plc and Marconi Corporation plc, you could not expect to receive any return from such a procedure.

WHAT YOU WILL RECEIVE UNDER THE RESTRUCTURING

If the restructuring takes place, each eligible shareholder of Marconi plc (being those shareholders, other than certain overseas shareholders, on the register of members at the close of business on the business day before the restructuring becomes effective) will receive, with no price payable, new shares and warrants in Marconi Corporation plc approximately pro rata to existing holdings in Marconi plc in the following proportions.

     FOR EVERY 559 MARCONI PLC SHARES YOU WILL RECEIVE 1 NEW MARCONI CORPORATION PLC SHARE

     FOR EVERY 56 MARCONI PLC SHARES YOU WILL RECEIVE 1 NEW MARCONI CORPORATION PLC WARRANT

In any event you will receive at least one new Marconi Corporation plc share (even if you hold less than 559 Marconi plc shares). The restructuring is expected to become effective on 19 May 2003.

There are legal requirements in certain jurisdictions which may prevent the distribution of shares and/or warrants to you, in which case you may receive the net cash proceeds of their sale. Marconi Corporation plc has determined that prohibitions do currently apply with respect to Malaysia and Italy. You should read Part 3 of this letter for further information.

FRACTIONS

Depending on the number of shares you hold in Marconi plc, the calculation of some shareholders' allocations will give rise to fractions of new shares and warrants in Marconi Corporation plc. For holdings of more than 559 shares in Marconi plc, allocations of Marconi Corporation plc shares will be rounded down to the nearest whole number. Shareholders with fewer than 559 shares in Marconi plc will receive one Marconi Corporation plc share.

Shareholders holding fewer than 56 shares in Marconi plc will receive no warrants. Any fraction of Marconi Corporation plc warrants will be rounded down to the nearest whole number.

Any fractions of shares which remain after the distribution described above will be aggregated and sold in the market and the proceeds retained for the benefit of Marconi Corporation plc.

SHAREHOLDERS WITH A REGISTERED ADDRESS IN THE UK, CHANNEL ISLANDS, ISLE OF MAN OR IRELAND

If you hold your Marconi plc shares in CREST your new Marconi Corporation plc shares and, if applicable, warrants will be credited to the same CREST account. If you hold a Marconi plc share certificate, are over 18 and have a registered address in the UK, Channel Islands, Isle of Man, or Ireland, then your share(s) and, if applicable, any warrants will be held in a nominee account on your behalf operated by Marconi Corporation plc's registrars. You may transfer your shares and warrants out of the nominee account. This can be done free of charge whilst the free dealing service referred to below is available. After that period a charge of L15 will be payable. Details, including the terms and conditions, relating to the nominee account will be sent to you when you are notified of the number of shares and warrants allocated to you. If you hold a Marconi plc share certificate, but are aged under 18 or have a registered address outside the UK, Channel Islands, Isle of Man or Ireland, you will receive a certificate for your new share(s) and, if applicable, warrants, which will be posted to you at your risk unless you have a registered address in a jurisdiction which prevents this (see Part 3).

NEW SHARES AND WARRANTS

You will be notified of the number of new shares and, if applicable, warrants which have been allocated to you shortly after the date the restructuring becomes effective.

The new shares will be ordinary shares of nominal value 5p each in Marconi Corporation plc. Each warrant entitles the holder to subscribe for one new ordinary share of Marconi Corporation plc on payment of an initial subscription price of 150p per share. This subscription price and/or the number of shares which may be subscribed for are subject to adjustment in the event of certain occurrences (including a share split or consolidation or a rights or bonus issue by Marconi Corporation plc). This right to subscribe may be exercised at any time from (and including) the day following the date of issue of the warrants up to (and including) the fourth anniversary of the date of their issue. The new shares and the new ordinary shares which will be issued on exercise of the warrants will rank equally in all respects (including for dividends, although it is not expected that Marconi Corporation plc will pay dividends in the foreseeable future) with all other ordinary shares of Marconi Corporation plc.

If, in respect of your Marconi plc shares, you have given, or give before the restructuring is completed, a mandate relating to dividend payments or an instruction relating to Marconi plc notices, then it will remain valid and effective in relation to your new Marconi Corporation plc shares from the date that they are issued. If you wish to change a mandate or instruction, you should contact Marconi plc's registrars, Computershare Investor Services PLC, at P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

The Board of Marconi Corporation plc may propose a resolution for the consolidation of ordinary shares at its next Annual General Meeting. However, at this time, the Board has not made a decision to propose a consolidation.

SHARE AND WARRANT DEALING SERVICE

If you hold new shares and, if applicable, warrants through the nominee account, a commission-free postal dealing service allowing you, on one occasion only, either to sell all (but not some of) your new shares and warrants or to buy shares (but not warrants) will be made available to you. If you wish to buy shares using this service you may only do so if the value of shares purchased is between L100 and L1,000. 0.5% stamp duty reserve tax will be payable by you on any purchase of shares in this service. The dealing service will be operated by Computershare Investor Services PLC on behalf of Marconi Corporation plc from the date of listing of the new shares and warrants up to 29 August 2003 or such earlier date as may be notified to you on not less than two weeks' notice. Details, including the terms and conditions, of this service will be sent to you when you are notified of the number of new shares and warrants allocated to you.

DONATIONS TO CHARITY VIA SHAREGIFT

We are aware that many of our shareholders will, if the restructuring takes place, receive a very small number of new shares and, if applicable, warrants. As well as the share and warrant dealing service referred to above, we intend to make arrangements for shareholders who hold shares and, if applicable, warrants through the nominee, if they choose, to donate their new shares or warrants to charity via ShareGift, the charity share donation scheme (registered charity 1052686). Details of these arrangements will be contained in the terms and conditions of the nominee service sent to you when you are notified of the number of new shares and, if applicable, warrants allocated to you.

LISTING AND DEALING OF NEW SHARES AND WARRANTS

Application has been made to admit the new shares and warrants to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Subject to the restructuring taking place, it is expected that admission will become effective and dealings will commence on the London Stock Exchange at 8.00 a.m. on 19 May 2003.

DE-LISTING OF MARCONI PLC

It is currently intended that Marconi plc will apply for cancellation of the listing of its shares on the Official List of the UK Listing Authority and the trading of its shares on the London Stock Exchange with effect from 8.00 a.m. on 19 May 2003. It is expected that trading in Marconi plc shares will cease at
4.30 p.m. on 16 May 2003.

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Marconi Corporation plc will establish an ADR programme in relation to the new shares, and holders of Marconi plc ADRs will receive any new shares to which they are entitled in the form of new ADRs in Marconi Corporation plc. The terms of the new Marconi Corporation plc ADRs will be substantially the same as those of the existing Marconi plc ADRs, except that each Marconi Corporation plc ADR will represent 10 new shares in Marconi Corporation plc. Further details of the arrangements for distribution of new shares and warrants in Marconi Corporation plc will be provided to Marconi plc ADR holders through the ADR depositary in due course. Application will be made to list the new ADRs on NASDAQ. It is currently expected that this listing will become effective during the third calendar quarter of 2003, after the restructuring is completed. Holders of Marconi plc ADRs in the United States should read "Certain United States Federal Income Tax Consequences" in Part 2 of this letter.

THE RESTRUCTURING PROCESS

The restructuring process is proposed to be effected by means of two schemes of arrangement under English law, one for Marconi plc and the other for Marconi Corporation plc. The schemes are formal processes under which both Marconi plc and Marconi Corporation plc will be released from claims of creditors (except certain excluded creditors) in return for a package of securities (including new shares) and cash. The Marconi plc scheme is conditional on the Marconi Corporation plc scheme becoming effective. The Marconi Corporation plc scheme is not, however, conditional on the Marconi plc scheme becoming effective. If the Marconi plc scheme does not become effective, there will be no material effect on the financial or working capital position of Marconi Corporation plc. Accordingly it is possible that the restructuring may proceed even if the Marconi plc scheme does not become effective.

The effectiveness of the schemes is not conditional on admission of the Marconi Corporation plc shares and warrants to the Official List of the UK Listing Authority or to trading on the London Stock Exchange or any other securities exchange. While it is expected that admission will take place upon the schemes becoming effective, it is possible that permission for admission may be delayed or denied. If admission to the Official List and to trading on the London Stock Exchange does not take place upon the restructuring becoming effective, this will inhibit the development of a liquid trading market for the new shares, which is likely to have a material adverse effect on their value. In addition, Marconi Corporation plc would be unable to provide the nominee account service and the share and warrant dealing service referred to above. If admission to the Official List and to trading on the London Stock Exchange does not take place as and when expected, Marconi Corporation plc will use its reasonable efforts to list the shares and warrants on another recognised securities exchange.

Each scheme must be approved by a prescribed majority of creditors of the appropriate company before it can become effective. Meetings of the creditors of each of Marconi plc and Marconi Corporation plc have been ordered by the Court to take place on 25 April 2003. If they are approved, each scheme will take effect once the Court has sanctioned the relevant scheme and the Court order sanctioning the relevant scheme has been delivered to the Registrar of Companies for England and Wales for registration.

Marconi Corporation plc will not take the necessary steps to make the Marconi Corporation plc scheme effective unless it has provided and received certain confirmations relating to its working capital position and the sufficiency of the reserves in the Marconi Corporation plc scheme, the US Bankruptcy Court grants an order which effectively makes the Marconi Corporation plc scheme binding in the United States, and the conditions precedent to certain financing facilities (other than those relating to the Marconi Corporation plc scheme becoming effective) are satisfied or waived.

Marconi plc will not take the necessary steps to make the Marconi plc scheme effective unless it has provided and received certain confirmations relating to the sufficiency of the reserves in the Marconi plc scheme, the US Bankruptcy Court grants an order which effectively makes the Marconi plc scheme binding in the United States and a copy of the Court order sanctioning the Marconi Corporation plc scheme has been delivered to the Registrar of Companies for England and Wales for registration.

It is anticipated that if the Court sanctions the schemes then the orders of the US Bankruptcy Court in relation to the schemes will be granted. Shareholders will receive new shares and, if applicable, warrants in Marconi Corporation plc as described above once the Marconi Corporation plc scheme has become effective. If either of the schemes is not effective by 19 June then that scheme will be withdrawn. If the Marconi Corporation plc scheme is withdrawn then the Marconi plc scheme will also be withdrawn, but the Marconi Corporation plc scheme will not be withdrawn only because the Marconi plc scheme is withdrawn.

Marconi Corporation plc has published a prospectus in connection with its application for admission of the new shares and warrants to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Further details relating to the new shares, the warrants, Marconi Corporation plc and the restructuring are set out in the prospectus. Copies of the prospectus are available on request by telephoning our shareholder helpline on +44 (0) 870 702 0118. You should note that the shareholder helpline cannot give financial advice or advise on the merits of the restructuring. The prospectus will also be available to persons who are resident in the United Kingdom, the Channel Islands or the Isle of Man on our website, www.marconi.com.

EXPECTED TIMETABLE

                                                                        2003
                                                              ------------------------
UK Court meetings of creditors of Marconi plc and Marconi
  Corporation plc                                                             25 April
UK Court hearings to sanction the schemes                                 12 to 13 May
US Court hearing for permanent injunction order                                 14 May
Last day of dealings in Marconi plc shares on the London
  Stock Exchange                                                                16 May
Effective date of the schemes                                                   19 May
Dealings in the new shares and the warrants expected to
  commence on the London Stock Exchange                            8.00 a.m. on 19 May
Crediting of new shares and warrants to CREST accounts                          19 May

Despatch of statements of account for new shares and,
if applicable, warrants held in nominee account and share
and warrant certificates                                                     by 23 May

The times and dates given are based on our current expectations and may be subject to change.

QUESTIONS AND ANSWERS

Answers to some frequently asked questions in connection with shareholders' allocations of new shares and warrants are contained in Part 1 of this letter.

TAXATION

Part 2 of this letter sets out certain UK and US tax considerations for shareholders in relation to the restructuring. These comments are of a general nature; they are included for information purposes only and are not intended to be legal or tax advice. You should consult your own tax advisers with respect to the possible tax consequences of receiving the new shares and, if applicable, the warrants. Further discussion of certain UK and US tax considerations relating to ownership of the new shares and warrants is set out in the prospectus.

OTHER MATTERS

You should not regard this letter or the offer of the share and warrant dealing service described above as an encouragement or a recommendation to deal in new shares or warrants and should seek your own advice.

All cash payments will be made in pounds sterling by a cheque drawn on a UK clearing bank which will be posted to you at your own risk.

ACTION TO BE TAKEN BY YOU

YOU NEED NOT TAKE ANY ACTION IN RESPECT OF THIS LETTER IN ORDER TO BE ALLOCATED NEW SHARES AND, IF APPLICABLE, WARRANTS IN THE RESTRUCTURING. If you are allocated shares and, if applicable, warrants held through the nominee account, you will receive notification of the number of new shares and/or warrants allocated to you, together with details of the share and warrant dealing service (if you are eligible for this service) together with further details of the nominee account and how to make donations to charity via ShareGift. Where it is necessary to issue certificates in respect of shares and, if applicable, warrants, or to send you a cheque in respect of net sale proceeds these will be posted to you.

Yours sincerely

(John Devaney Signature)

JOHN DEVANEY
CHAIRMAN
MARCONI PLC

       PART 1 -- SOME QUESTIONS AND ANSWERS RELATING TO THE RESTRUCTURING
--------------------------------------------------------------------------------

WHAT HAPPENS NEXT?

The restructuring is proposed to be effected by means of two schemes of arrangement, each of which is subject, amongst other things, to the approval of a prescribed majority of creditors of Marconi plc and Marconi Corporation plc respectively. Meetings of the creditors of Marconi plc and Marconi Corporation plc have been ordered by the Court to take place on 25 April 2003. It is currently anticipated that the new shares and warrants of Marconi Corporation plc will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange on 19 May 2003 and will be distributed to eligible shareholders of Marconi plc on or shortly after that date.

WHAT IS A WARRANT?

A warrant is an instrument that gives you the right (but not the obligation) to subscribe for new shares in a company at a fixed price (subject to adjustment). Each warrant that will be issued following the restructuring becoming effective will permit the holder to subscribe for one new share of Marconi Corporation plc at a price of 150p per share, at any time from (and including) the day following the date of issue of the warrants up to (and including) the fourth anniversary of the date of their issue (subject to certain restrictions relating to US securities laws). This price and/or the number of shares which may be subscribed are subject to adjustment in the event of certain occurrences (including a share split or a consolidation or a rights or bonus issue by Marconi Corporation plc). While the warrants will be issued with no price payable, on exercise of the warrants, the subscription price per share will be payable in order to receive new shares of Marconi Corporation plc. The new shares and the new ordinary shares which will be issued on exercise of the warrants will rank equally in all respects with all other ordinary shares of Marconi Corporation plc. The warrants can be exercised at any time from (and including) the day following the date of issue of the warrants up to (and including) the fourth anniversary of the date of their issue, however, it would be uneconomical to exercise warrants at any time when the market price of the shares to be issued on exercise is less than the exercise price.

The warrants, until or unless shares are subscribed for on their exercise, do not carry any voting rights nor do they provide an entitlement to receive dividends.

Marconi Corporation plc will file a registration statement with the US Securities and Exchange Commission to permit the exercise of warrants by holders located in the United States. Until this registration statement is effective (which is currently expected to occur during the third calendar quarter of 2003), warrants will not be exercisable by any person in the United States and Marconi Corporation plc will not be obliged to permit any exercise of warrants unless satisfied that an exemption from the registration requirements of US securities law (for example, the exemption for transactions with persons not located in the United States provided by Regulation S) is available.

IN WHAT FORM WILL MY NEW SHARES AND WARRANTS BE ISSUED?

If you hold your Marconi plc shares in CREST, your new Marconi Corporation plc shares and warrants will be credited to the same CREST account. If you hold a Marconi plc share certificate, are over 18 and have a registered address in the UK, Channel Islands, Isle of Man or Ireland, then your shares and warrants will be held in a nominee account on your behalf by a nominee. Details relating to the nominee account will be sent to you when you are notified of the number of shares and/or warrants allocated to you. If you hold a Marconi plc share certificate but are aged under 18 or have a registered address outside the UK, Channel Islands, Isle of Man or Ireland, you will receive a certificate for your new share(s) and, if applicable, warrants which will be posted to you at your own risk unless you have a registered address in a jurisdiction which prevents this.

If for any reason admission of the new shares and warrants to the Official List of the UK Listing Authority and to trading on the London Stock Exchange does not take place upon the restructuring becoming effective then the nominee account service will not be available.

DO I HAVE TO HOLD MY SHARES AND WARRANTS THROUGH THE NOMINEE?

No. You may transfer your shares and warrants out of the nominee account. This can be done free of charge whilst the free dealing service is available. After that period a charge of L15 will be payable.

              PART 1 -- SOME QUESTIONS AND ANSWERS RELATING TO THE RESTRUCTURING

--------------------------------------------------------------------------------

WHAT WILL HAPPEN TO MY SHARES IN MARCONI PLC?

You will continue to be a shareholder of Marconi plc. However, subject to the restructuring becoming effective, it is expected that Marconi plc's ordinary shares will be de-listed on 19 May 2003. Under the terms of the scheme of arrangement between Marconi plc and its creditors, all of the assets of Marconi plc (net of the costs of administrating the scheme) will be distributed to its creditors over time. Marconi plc is expected subsequently to be liquidated or dissolved. As there will be no circumstances in which any value will be returned to shareholders under the terms of the Marconi plc scheme of arrangement, your Marconi plc shares will be worthless after the restructuring becomes effective.

WHAT WILL MY NEW SHARES AND WARRANTS BE WORTH POST-RESTRUCTURING?

The market price of the new shares and warrants will depend on a large number of factors. Once the new shares and warrants start trading on the London Stock Exchange, you will be able to obtain details of the traded price of them from a number of public sources, which may include your broker or other financial intermediary, newspapers, financial information websites and the Marconi website.

IS THERE A LOW-COST OR FREE DEALING SERVICE?

If you hold shares and, if applicable, warrants through the nominee, a commission-free postal dealing service allowing you either to sell all (but not some) of your new shares and warrants or to buy new shares (but not warrants) free of commission (0.5% stamp duty reserve tax will be payable by you on any purchase of shares) will be made available to you. You may only use this service to buy or sell on one occasion only. If you use the service to buy shares you may only do so if the value of shares purchased is between L100 and L1,000. This service will be operated by Computershare Investor Services PLC on behalf of Marconi Corporation plc from the date of listing of the new shares and warrants up to 29 August 2003 or such earlier date as may be notified to you on not less than two weeks' notice. Details of this service will be sent to you when you are notified of the number of new shares and warrants allocated to you. The dealing service will not be available if admission of the shares and warrants to the Official List of the UK Listing Authority and to trading on the London Stock Exchange does not take place upon the restructuring becoming effective.

WHAT DO I HAVE TO DO NOW?

You are not required to take any action in order to be allocated new shares and, if applicable, warrants in the restructuring. In due course you will have shares and, if you are eligible, warrants credited to your CREST account or you will be notified of the number of new shares and, if applicable, warrants held on your account by the nominee, unless you are under 18 or in a jurisdiction outside the United Kingdom or the United States which prevents this (see Part 3), in which case you will be issued with a share (and, if applicable, warrant) certificate, or you will receive the net proceeds of sale of such shares and, if applicable, warrants. If your new shares and, if applicable, warrants will be held on your account by the nominee, details of the share and warrant dealing service, further details of the nominee account and how to make donations to charity via ShareGift will be sent to you. You will then be able to indicate what you wish to do with your entitlement.

WILL I BE ASKED TO VOTE ON THE RESTRUCTURING?

The UK Listing Authority has granted a waiver of the provision in its listing rules which would otherwise require the consent of Marconi plc shareholders to the issue of the new shares by Marconi Corporation plc. Accordingly, the restructuring is not conditional on the approval of Marconi plc shareholders.

The Board of Marconi plc, Lazard Brothers & Co., Limited ("Lazard") and Morgan Stanley & Co. Limited ("Morgan Stanley") as joint sponsors to Marconi Corporation plc and, for the purpose of this waiver only, Marconi plc have confirmed to the UK Listing Authority that Marconi plc is in severe financial difficulty. The Board has, and has confirmed to the UK Listing Authority that it has, considered the methods to resolve Marconi plc's current financial position and has concluded that the restructuring represents the only viable alternative to an insolvency procedure. The Board is of the opinion, and has confirmed to the UK Listing Authority, that unless the restructuring is successfully concluded, Marconi plc would be forced into an insolvency proceeding and that the restructuring preserves greater economic benefit for shareholders than any such proceeding. The Board has been advised that, in these circumstances, Marconi plc shareholders could not expect to receive any return from such a procedure. The Board has confirmed that negotiations in relation to the restructuring have made it apparent

PART 1 -- SOME QUESTIONS AND ANSWERS RELATING TO THE RESTRUCTURING

--------------------------------------------------------------------------------

that the restructuring depends on there being no vote by shareholders of Marconi plc and, therefore, it believes that it is inappropriate for shareholders of Marconi plc to have a vote in the circumstances. The Board has confirmed to the UK Listing Authority that, given these circumstances and having been so advised by Lazard and Morgan Stanley, it believes that the terms of the restructuring (including the waiver) constitute the only option that would be likely to provide economic value for shareholders of Marconi plc and therefore, in these circumstances, are fair and reasonable so far as shareholders of Marconi plc are concerned. The Board has also confirmed to the UK Listing Authority that, having taken advice from Marconi plc's legal and financial advisers, it believes that the restructuring (including the waiver) is in the best interests of the shareholders of Marconi plc as a whole. Lazard and Morgan Stanley have advised the Board, and have confirmed to the UK Listing Authority that they have so advised the Board, that it is their belief that the terms of the restructuring (including the waiver of the requirement for Marconi plc shareholder approval) constitute the only option that would be likely to provide economic value for shareholders of Marconi plc and therefore, in these circumstances, are fair and reasonable so far as shareholders of Marconi plc are concerned. In providing this financial advice, Lazard and Morgan Stanley have taken into account the Board's commercial assessment of the restructuring.

Lazard and Morgan Stanley are advising Marconi Corporation plc and Marconi plc and no one else in connection with aspects of the restructuring and will not be responsible to anyone other than Marconi Corporation plc and Marconi plc for providing the protections afforded to their clients or for providing any advice in connection with any aspect of the restructuring. Each of Lazard and Morgan Stanley has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it is included.

The joint co-ordinators of the syndicate banks have confirmed to the UK Listing Authority that the majority banks will not make further finance or facilities available to Marconi plc and that, in the event that a vote by Marconi plc shareholders in relation to the restructuring is required, the majority banks will remove their support thereby forcing Marconi plc into immediate insolvency. The joint co-ordinators of the syndicate banks have also confirmed to the UK Listing Authority that the majority banks' willingness to allow the restructuring to proceed is dependent on the restructuring not requiring a vote of Marconi plc shareholders to approve the restructuring and that the majority banks are of the view that, having regard to the financial condition of the Marconi plc group, a vote by Marconi plc shareholders is disproportionate to Marconi plc shareholders' economic interest in the group.

In the opinion of Marconi Corporation plc, subject to the schemes becoming effective in accordance with their terms and having regard to the facilities available to the Marconi Corporation plc group, the working capital available to the Marconi Corporation plc group is sufficient for the Marconi Corporation plc group's present requirements, that is for the next 12 months following the date of this letter.

WHAT DO I DO IF I SELL OR HAVE SOLD OR TRANSFERRED ALL OR SOME OF MY SHARES IN MARCONI PLC ON OR BEFORE 16 MAY 2003?

The new shares and warrants will be allocated on the basis of the share register of Marconi plc at the close of business on the last day of dealings of Marconi plc shares on the London Stock Exchange. That date is expected to be 16 May 2003, being the last trading day before the restructuring becomes effective, but may be subject to change. If you are no longer on the share register at this time, you will not be entitled to receive any allocation of new shares or warrants. If you have sold or otherwise transferred all of your shares in Marconi plc, please send this letter, together with the documents enclosed, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for onward transmission to the purchaser or transferee.

         PART 2 -- UNITED KINGDOM AND UNITED STATES TAX CONSIDERATIONS
--------------------------------------------------------------------------------

CERTAIN UK TAX CONSIDERATIONS

The following comments are of a general nature; they are included only for information purposes and are not intended to be legal or tax advice. In particular, they do not address the position of persons resident for tax purposes in jurisdictions other than the UK or who hold their shares as trading stock. You should consult your own tax advisers with respect to the possible UK tax consequences of receiving the new shares and the warrants. Further discussion of certain UK tax considerations relating to ownership of the new shares and warrants is set out in the UK Taxation section of the prospectus.

Tax consequences of receiving new shares and warrants

The receipt of new shares and warrants will be treated as a part disposal of your Marconi plc shares which may, depending on your circumstances and the availability of applicable exemptions or reliefs, result in an allowable loss or a chargeable gain for the purposes of UK tax on capital gains.

The disposal will be treated as being for the market value of the shares and warrants received and the proportion of the base cost in the Marconi plc shares which is allowed as a deduction from the disposal proceeds shall be:

A/(A + B), where:

A = the market value of your new shares and warrants; and

B = the market value of your Marconi plc shares immediately following the issue of the new shares and warrants.

It is expected that in the majority of cases, the part disposal will result in an allowable loss.

The UK Inland Revenue has confirmed that there will be no charge to income tax on the receipt of new shares and warrants.

You will not be required to pay stamp duty or stamp duty reserve tax on the receipt of the new shares and warrants. Special arrangements will be made for the payment of stamp duty reserve tax in respect of ADRs.

Notwithstanding that you will be treated as making a part disposal of your Marconi plc shares for market value of the shares and, if applicable, warrants received, you will have no base cost in the new shares received. You may realise a chargeable gain on a sale of your new shares for market value immediately following receipt. It is, however, anticipated that in the majority of cases the allowable loss arising on the part disposal would be sufficient to shelter this chargeable gain, although this is dependent on the particular circumstances of each shareholder.

The UK Inland Revenue has confirmed that the base cost of any warrants received will be their market value on issue.

Negligible value claims in relation to Marconi plc shares

If the Marconi plc shares become of negligible value (which is anticipated to be the case following the restructuring becoming effective), to the extent that your Marconi plc shares are not treated as disposed of on receipt of new shares and warrants, you may make a claim to the UK Inland Revenue that they have become of negligible value. On your claim being accepted, you will be treated as having disposed of your Marconi plc shares and reacquired them at market value, thus enabling you to realise a further loss for the purposes of taxation of chargeable gains. The disposal will be deemed to have been made in the year in which the Revenue accepts your claim or at any earlier time specified in your claim provided that (i) you owned the shares at that earlier time (ii) the shares were of negligible value at that earlier time and (iii) that earlier time is not more than two years before the beginning of the year of assessment in which you make the claim.

Use of allowable losses

Any allowable loss you realise by making a part disposal or a negligible value claim will be set off against any chargeable gains you have realised in the year in which the disposal is made or, in the case of a negligible value claim, the year specified in your claim, and to the extent that this is not possible, the capital loss can be carried forward and set against chargeable gains arising in subsequent years.

You should note that if you are an individual, the amount of the allowable loss will be set against any chargeable gains you have made in the relevant year of assessment before your annual exemption from capital gains tax

PART 2 -- UNITED KINGDOM AND UNITED STATES TAX CONSIDERATIONS

--------------------------------------------------------------------------------

(which is L7,700 for the 2002/3 tax year) for that year is taken into account. Accordingly the benefit of the annual exemption would be lost save to the extent that the chargeable gains exceed the allowable losses.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Although the United States federal income tax consequences of your receipt of new shares and warrants in the restructuring are not entirely clear, it is possible that your receipt of new shares and warrants would be deemed to be a taxable distribution. Under this characterisation, you would be required to include as ordinary income the fair market value of the new shares and warrants received and you will have a basis in such new shares and warrants equal to their fair market value on the date of the distribution. However, if Marconi plc is ultimately liquidated and the receipt of new shares and warrants were treated for United States federal income tax purposes as being received pursuant to the liquidation, then the U.S. holders could be treated as recognising capital gain rather than ordinary dividend income. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE TAX CONSEQUENCES OF THE RECEIPT OF THE NEW SHARES AND WARRANTS IN THE RESTRUCTURING, INCLUDING YOUR ABILITY TO CLAIM A LOSS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES ON YOUR EXISTING SHARES AND/OR ADRS. Further discussion is set out in the United States Federal Income Taxation section of the prospectus.

              PART 3 -- SHAREHOLDERS OUTSIDE OF THE UNITED KINGDOM
--------------------------------------------------------------------------------

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO ANY PERSON TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES IN MARCONI CORPORATION PLC OR ANY OTHER ENTITY.

THE DISTRIBUTION OF THIS DOCUMENT AND/OR THE NEW SHARES AND WARRANTS MAY BE RESTRICTED BY LAW IN CERTAIN JURISDICTIONS. NO ACTION HAS BEEN TAKEN BY MARCONI PLC OR MARCONI CORPORATION PLC THAT WOULD PERMIT AN OFFER OR DISTRIBUTION OF NEW SHARES OR WARRANTS OR POSSESSION OR DISTRIBUTION OF THIS DOCUMENT OR ANY OFFER OR PUBLICITY MATERIAL IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED EXCEPT AS SET OUT BELOW. MARCONI PLC SHAREHOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR PROFESSIONAL ADVISORS AS TO WHETHER ANY LAWS OR REGULATIONS WHICH MAY BE APPLICABLE TO THEM MAY GIVE RISE TO ANY LIABILITY OR PENALTY OR REQUIRE THEM TO OBTAIN ANY GOVERNMENT OR OTHER CONSENT OR TO PAY ANY TAXES OR DUTIES AS A RESULT OF THE RESTRUCTURING.

NONE OF MARCONI PLC, MARCONI CORPORATION PLC, THE ESCROW TRUSTEE, THE DISTRIBUTION AGENT, THE PROSPECTIVE SUPERVISORS, THE REGISTRARS OR THEIR RESPECTIVE DIRECTORS OR ANY OTHER PARTIES INVOLVED IN THE RESTRUCTURING ACCEPT ANY RESPONSIBILITY FOR ANY LIABILITIES (INCLUDING BUT NOT LIMITED TO CONSEQUENTIAL LIABILITIES) INCURRED AS A RESULT OF THE IMPLEMENTATION OF THE RESTRUCTURING BY THE MARCONI PLC SHAREHOLDERS IN RESPECT OF LAWS OR REGULATIONS APPLICABLE TO THEM.

New shares and warrants will not be distributed pursuant to the restructuring to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is (or has been) required as to whether any such condition or requirements are "unduly onerous", such determination will be (or has been) made by Marconi Corporation plc with the advice of legal counsel and having due regard for the number of Marconi plc shareholders that are or may be located in the relevant jurisdiction, the value of the securities to which such persons are or may be entitled pursuant to the restructuring, the extent to which the requirements of the laws and regulations of such jurisdiction as applied to the restructuring are uncertain, the nature and extent of the risks or penalties associated with any violation of those legal or regulatory requirements and the costs, administrative burden and timing implications of taking such action (if any) as might permit distributions of securities to be made in that jurisdiction (including pursuant to any available exemptions) in accordance with applicable legal and regulatory requirements. Any reference to whether distribution of new shares and warrants would be prohibited except after compliance with conditions or requirements that are "unduly onerous" should be construed accordingly.

To the extent that new shares and warrants that would otherwise be deliverable pursuant to the restructuring cannot be delivered because of a legal or regulatory prohibition described above, the Marconi plc shareholders that would otherwise be entitled to receive such securities will receive cash instead. The registrars will use reasonable endeavours to sell or procure the sale of such securities on the best terms reasonably obtainable at the time of sale and will pay the net cash proceeds of such sale (if any) to the relevant Marconi plc shareholder in pounds sterling (after deduction of all applicable expenses) in full satisfaction of the rights of such Marconi plc shareholder in respect of such securities under the Marconi Corporation plc scheme. Any such sale shall be deemed to have been undertaken at the request of the relevant person and none of Marconi Corporation plc, Marconi plc, the escrow trustee, the distribution agent, the registrars, the supervisors or any other person shall be responsible for any loss arising from the terms or the timing of such sale or any failure to procure a purchaser for such securities.

SECURITIES LAW RESTRICTIONS IN ITALY AND MALAYSIA

Italy

Marconi plc shareholders with a registered address in Italy will receive a share certificate for their new shares, which will be posted to the relevant shareholder at their own risk.

Warrants will not be distributed to Marconi plc shareholders unless (1) the necessary regulatory clearances which have been requested by Marconi Corporation plc are obtained or (2) the number of Marconi plc shareholders in Italy eligible to receive warrants does not exceed 200. If either of these conditions is satisfied at the time the restructuring becomes effective eligible Marconi plc shareholders will receive a certificate for their warrants, which will be posted to the relevant shareholder at their own risk. If neither of the above conditions is satisfied at the time the restructuring becomes effective then Marconi plc shareholders will not receive any warrants. Instead Marconi plc shareholders will receive the net cash proceeds (in pounds sterling) of the sale of warrants which would otherwise have been distributed to them.

PART 3 -- SHAREHOLDERS OUTSIDE OF THE UNITED KINGDOM

--------------------------------------------------------------------------------

Persons in Italy should note that warrants received pursuant to an exemption to Italian securities law relating to public offerings may not be offered, sold or delivered nor may copies of this document or any other document relating to the warrants be distributed in Italy except (i) pursuant to the exemptions under Legislative Decree No 58 of 24 February 1998 and its implementations of CONSOB Regulations or (ii) to an Italian resident who submits an unsolicited offer to purchase the warrants.

Malaysia

Marconi Corporation plc has formed the view, on the advice of Malaysian legal counsel, that the distribution of new shares and warrants to Marconi plc shareholders whose registered addresses are in Malaysia would be prohibited except after compliance with unduly onerous conditions. MARCONI PLC SHAREHOLDERS WITH A REGISTERED ADDRESS IN MALAYSIA SHOULD NOTE THAT THEY WILL RECEIVE THE NET CASH PROCEEDS OF SALE IN LIEU OF ANY NEW SHARES AND WARRANTS THEY WOULD OTHERWISE BE ENTITLED UNDER THE SCHEME AS DESCRIBED ABOVE.

AUSTRALIA, LUXEMBOURG, THE NETHERLANDS AND NEW ZEALAND

Marconi plc shareholders with a registered address in Australia, Luxembourg, The Netherlands or New Zealand will receive a share certificate for their new shares and, if applicable, warrants, which will be posted to them at their own risk.

Set out below are certain regulatory statements relating to the securities laws of Australia, Luxembourg, The Netherlands and New Zealand.

Australia

This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia's Corporations Act 2001. The new shares and warrants that are referred to in this letter will be distributed or transferred pursuant to exemptions from, or under a transaction not subject to the disclosure requirements of Chapter 6D of the Australia's Corporations Act 2001, and may not be offered for sale (or transferred, assigned or otherwise alienated) to investors in Australia for at least 12 months after their allotment and issue or transfer, except in circumstances where disclosure to investors is not required under Chapter 6D of the Australia's Corporations Act 2001 or unless a compliant disclosure document is prepared and lodged with the Australian Securities and Investments Commission.

Luxembourg

The new shares and warrants that are referred to in this letter will be distributed pursuant to exemptions from, or under a transaction not subject to Luxembourg public requirements and may consequently not be offered or sold to the public in the Grand Duchy of Luxembourg, and neither this document nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except in circumstances which do not constitute a public offer of securities.

The Netherlands

The prospectus together with the certificate of approval of the UK Listing Authority has been submitted to the Authority for the Financial Markets (Autoriteit voor de Financiele Markten) for mutual recognition (pursuant to section 3, paragraph 1 in conjunction with section 5, paragraph 2 of the Securities Transactions Supervisions Decree 1995).

New Zealand

The offer (if any) and issue of new shares and warrants is made in accordance with the laws of the United Kingdom. This document is not a prospectus registered under New Zealand law and does not contain all the information that a New Zealand registered prospectus is required to contain. Marconi Corporation plc and Marconi plc may not be subject to New Zealand law and any instrument to be issued under the restructuring in relation to the new shares and warrants may not be enforceable in New Zealand courts.

                            PART 3 -- SHAREHOLDERS OUTSIDE OF THE UNITED KINGDOM

--------------------------------------------------------------------------------

OTHER JURISDICTIONS

Unless Marconi Corporation plc determines that the distribution of new shares and/or warrants would be prohibited by any applicable law or regulation, or would be prohibited except after compliance with conditions or requirements that are unduly onerous, Marconi plc shareholders with a registered address in any jurisdiction other than as mentioned above will receive a share certificate for their new shares and, if applicable, warrants, which will be posted to them at their own risk.

                                                  (MARCONI LETTERHEAD WITH LOGO)

                                                                     MARCONI PLC
                                                                New Century Park
                                                                       PO Box 53
                                                                        Coventry
                                                                    Warwickshire
                                                                         CV3 1HJ
                          (Registered in England with registered number 3846429)

                                                                   31 MARCH 2003
DEAR ADR HOLDER,

Enclosed is a letter to the shareholders of Marconi plc, outlining the proposed restructuring of the Marconi Group. I am writing to you now, separately, to provide you with more detailed information on how the restructuring will affect you as a holder of American Depositary Receipts representing shares in Marconi plc.

OVERVIEW

As described in the enclosed letter, as part of the proposed restructuring, Marconi plc shareholders will receive new Marconi Corporation shares and warrants to purchase further Marconi Corporation shares. The Bank of New York
(BNY), as the depositary for the Marconi plc ADR programme, will thus be receiving Marconi Corporation shares and warrants on your behalf.

MARCONI CORPORATION SHARES AND ADRS

For every 559 Marconi plc shares in the depositary facility, BNY will receive one Marconi Corporation share on behalf of Marconi plc ADR holders. In accordance with the deposit agreement for the Marconi plc ADR programme, Marconi plc and BNY have consulted with respect to this distribution of shares, and have agreed that BNY will arrange for you to receive your pro rata share of this distribution in the form of new Marconi Corporation ADRs.

No depositary fees will be payable in connection with the initial issuance of these ADRs. UK stamp duty reserve tax, however, will be payable in this connection at a rate of 1.5 per cent. of the market value of the shares deposited into the Marconi Corporation ADR programme. BNY will, on your behalf, sell any shares relating to fractional ADR entitlements together with such number of additional shares to which Marconi plc ADR holders would otherwise be entitled (on a pro rata basis) as may be necessary to cover the amount of SDRT that is due. Any cash remaining after application of the proceeds of these sales will be distributed to Marconi plc ADR holders on a pro rata basis.

Each new Marconi Corporation ADR will represent 10 underlying Marconi Corporation shares. In all other respects, the terms of the new Marconi Corporation ADRs will be substantially the same as those of the existing Marconi plc ADRs. A summary of the material terms of the ADRs is set out in Appendix 16 of the scheme document published in connection with the restructuring. The scheme document will be submitted to the Securities and Exchange Commission under cover of a report on Form 6-K.

Because of US securities law restrictions, persons located in the United States who receive Marconi Corporation shares or ADRs in the restructuring will not be eligible for the dealing service described in the attached letter to the shareholders of Marconi plc.

MARCONI CORPORATION WARRANTS

For every 56 Marconi plc shares in the depositary facility, BNY will receive one warrant to purchase one Marconi Corporation share on behalf of Marconi plc ADR holders. In accordance with the deposit agreement for the Marconi plc ADR programme, Marconi plc and BNY have consulted with respect to this distribution of warrants, and have determined that it is unlikely that a liquid market for warrants will develop in the United States, and that it would be unreasonably costly to seek to distribute warrants directly to holders of Marconi plc ADRs. Accordingly, at an appropriate time, BNY will sell any such warrants it has received and will distribute the net proceeds of such sale to holders of plc ADRs, all in accordance with the deposit agreement for the plc ADR programme.

RECEIVING YOUR ADRS AND CASH

If you hold your Marconi plc ADRs through the facilities of the Depository Trust Company (DTC), your new Marconi Corporation ADRs and any cash to which you may be entitled will be delivered through such facilities.

If you hold your Marconi plc ADRs outside of the DTC system through an account with The Bank of New York, your Marconi Corporation ADRs and any cash to which you may be entitled will be delivered to you through The Bank of New York's facilities.

If you hold your Marconi plc ADRs in certificated form, your Marconi Corporation ADRs, along with a check in the amount of any cash to which you may be entitled, will be mailed to the registered address that the depositary has on record for you. You may wish to ensure that this information is up-to-date and accurate.

YOUR MARCONI PLC ADRS

You will not be required to exchange your Marconi plc ADRs in order to receive any Marconi Corporation ADRs or cash in connection with the restructuring. Your Marconi plc ADRs will continue to exist and will remain outstanding after the restructuring. However, the Marconi plc ADRs are no longer listed on NASDAQ, and the underlying shares will cease to be listed on the London Stock Exchange after the restructuring takes effect.

Under the terms of the scheme of arrangement between Marconi plc and its creditors, all of the assets of Marconi plc (net of the costs of administering the scheme) will be distributed to its creditors over time. Marconi plc is expected subsequently to be liquidated or dissolved. As there will be no circumstances in which any value will be returned to shareholders under the terms of the Marconi plc scheme of arrangement, your Marconi plc ADRs will be worthless after the restructuring becomes effective.

LISTING AND TRADING OF MARCONI CORPORATION ADRS

The new Marconi Corporation ADRs will be issued to you in transactions that are not subject to the registration requirements of the Securities Act of 1933. Accordingly, you will be able to sell such ADRs in ordinary secondary market transactions without restriction under that Act.

Marconi Corporation will apply to list its ADRs on NASDAQ and will use its reasonable endeavours to effect the NASDAQ listing as soon as practicable following the effective date of the Marconi Corporation scheme of arrangement. It is currently expected that the NASDAQ listing will become effective in the third calendar quarter of 2003.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Although the United States federal income tax consequences of your receipt of cash, new ADRs and, if applicable, warrants in the restructuring are not entirely clear, it is possible that your receipt of such cash, ADRs and warrants would be deemed to be a taxable distribution. Under this characterisation, you would be required to include as ordinary income the amount of any cash and the fair market value of any ADRs and warrants received and you will have a basis in such ADRs and warrants equal to their fair market value on the date of the distribution. However, if Marconi plc is ultimately liquidated and your receipt of cash, ADRs and warrants were treated for United States federal income tax purposes as being received pursuant to the liquidation, then you could be treated as recognising capital gain rather than ordinary dividend income. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE POSSIBLE TAX CONSEQUENCES OF THE RECEIPT OF CASH, ADRS AND WARRANTS IN THE RESTRUCTURING, INCLUDING YOUR ABILITY TO CLAIM A LOSS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES ON YOUR EXISTING ADRS. Further discussion is set out in the United States Federal Income Taxation section of the scheme document referred to above.

Yours sincerely

(-s- John Devaney)

JOHN DEVANEY
CHAIRMAN
MARCONI PLC

                                     (LOGO)
                                     U46020